EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Sold	Price Per Share*
May 26, 2017	15,289	$13.95
May 30, 2017	9,656	$13.95
May 31, 2017	1,203	$13.95
June 1, 2017	22,647	$13.95
June 2, 2017	2,970	$13.95
June 5, 2017	10,400	$13.95
June 6, 2017	47,430	$13.95
June 7, 2017	1,671	$13.95
June 8, 2017	708	$13.95
June 9, 2017	124,725	$13.95

*The Price Per Share reported above reflects multiple transactions at the same price on each day.